Simpson Thacher & Bartlett LLP
900 G STREET, NW WASHINGTON, DC 20001

TELEPHONE: +1-202-636-5500 FACSIMILE: +1-202-636-5502

Direct Dial Number (202) 636-5543	E-mail Address rajib.chanda@stblaw.com

December 1, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.W.

Washington, D.C. 20549

Attn: Karen Rossotto

Re:          First Eagle Credit Opportunities Fund

Registration Statement on Form N-2, File No. 811-23592, 333-239995

Dear Ms. Rossotto:

On behalf of First Eagle Credit Opportunities Fund (the “Fund”), we hereby file this letter with the staff (the “Staff”) of the Division of Investment Management of the Securities and Exchange Commission (the “Commission”) in response to comments received from the Staff on November 25, 2020 (the “Comments”) the with respect to the above-referenced registration statement on Form N-2 (the “Registration Statement”).

To assist your review, we have retyped our record of the Staff’s comments below. Page references in the responses correspond to the pages of Registration Statement. The responses and information described below are based upon information provided to us by the Fund.

Prospectus

1.              In the Summary of Fund Expenses table, please add a sub-caption to the “Annual Expenses” line item (directly above the sub-caption titled “Total Annual Expenses”). The new sub-caption should be titled “Acquired Fund Fees and Expenses.” Please disclose in this sub-caption fees and expenses incurred indirectly by the Registrant as a result of investment in shares of one or more Acquired Funds.

Response: The Fund does not expect Acquired Fund Fees and Expenses to exceed 0.01%, and therefore such such expenses are included the “Other Expenses” line item as permitted under Instruction 10(a) to Item 3 for Form N-2. The inclusion of acquired fund fees and expenses in the “Other Expenses” line item is noted in the footnotes to the expense table.

Statement of Additional Information

2.              In the Statement of Cash Flows, please include the statement “See Notes to Financial Statements” at the bottom of the page.

Response: This change will be incorporated into the definitive version of the Registration Statement to be filed on Form 424B3.

Please call me (202-636-5592) or Christopher Healey (202-636-5879) with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Rajib Chanda
Rajib Chanda

cc:                                David Blass, Simpson Thacher & Bartlett LLP

Christopher Healey, Simpson Thacher & Bartlett LLP

Kate O’Neil, Simpson Thacher & Bartlett LLP

Nathan Greene, Sidley Austin LLP

Jay Williamson, Securities and Exchange Commission

Jason Fox, Securities and Exchange Commission